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CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2003                Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: August 19, 2003
	By:	/s/ STÉPHANE LEMAY Name: Stéphane Lemay Title: Vice-President, General Counsel and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Quarterly Report to Shareholders for the Third Quarter ended July 6, 2003

EXHIBIT 1

Quarterly Report to Shareholders
Third quarter ended July 6, 2003

MESSAGE TO SHAREHOLDERS

        On behalf of the Board of Directors, I am pleased to provide results for the nine months ended July 6, 2003.

        The Company reported all-time record quarterly net earnings of $31.3 million, or $1.05 per diluted share, up respectively 13.0% and 11.7% from $27.7 million or $0.94 per diluted share in the third quarter of fiscal 2002.

        As had been reflected in the Company's forecast and guidance for the year, the third quarter of the 2003 fiscal year comprised 14 weeks instead of the normal 13 weeks for a fiscal quarter. The inclusion of an extra week is required in every sixth fiscal year due to the Company's floating year-end date. It is included in the third quarter, which is seasonally the largest sales quarter in the year. Management estimates that the impact of including the extra week in the third quarter of fiscal 2003 was to add approximately $0.06 per diluted share to the EPS for the quarter.

        Based on the Company's actual results, including the extra week, the higher net earnings compared to last year were due to increased unit sales and higher gross margins, together with reduced selling, general and administrative expenses and lower interest expense. The positive impact of these factors was largely offset by the lower selling prices and the weaker U.S. dollar, as well as higher depreciation as a result of the Company's recent major capital investment projects and a temporary increase in the effective tax rate in the third quarter. The negative impact of the lower U.S. dollar on the Canadian dollar EPS for the quarter is estimated at approximately $0.35 per share. In U.S. dollars, net earnings for the third quarter amounted to U.S. $21.8 million, or U.S. $0.73 per diluted share, up respectively 23.2% and 21.7% from the third quarter of fiscal 2002.

        Sales were a quarterly record of $204.0 million, up 4.2% from $195.7 million in the third quarter of fiscal 2002. The higher sales were due to a 14.0% increase in unit shipments largely offset by the impact of the lower-valued U.S. dollar and lower selling prices. The higher unit sales reflected 11.6% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market combined with continuing market share increases achieved by Gildan, compared with the third quarter of last year. In spite of capacity constraints, which have prevented the Company from fully capitalizing on the strong demand for its products pending completion of the ramp-up of its new textile capacity expansion, Gildan maintained its market leadership position in the overall T-shirt category, with a share of 28.0%, versus 27.7% a year ago. Gildan continued to achieve significant penetration in the sport shirt segment. Although overall industry shipments in the sport shirt segment through the U.S. distributor channel declined by 13.1%, the Company's market share increased to 19.5% from 13.8% a year ago. Gildan's unit shipments in this category grew by 40.1% compared with the third quarter of fiscal 2002. Gildan's share in the fleece category increased to 12.1%, compared with 11.2% a year ago, while industry demand in this segment declined by 1.8% versus the third quarter of last year. All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions.

        Gross margins were 30.7% in the third quarter, compared with 29.8% in the third quarter of fiscal 2002. The increase in gross margins was primarily due to the significant impact of the Company's recent capital investments, in particular its new low-cost integrated textile manufacturing facility at Rio Nance, Honduras. The resulting reductions in manufacturing and transportation costs, together with more favourable product mix and the impact of lower raw material costs, were largely offset by lower selling prices and by the impact of the weaker U.S. dollar.

        Selling, general and administrative expenses for the third quarter were $18.8 million, or 9.2% of sales, compared with $19.6 million, or 10.0% of sales, in the third quarter of last year. Selling, general and administrative expenses in the third quarter of the prior year were unusually high due to the timing of accruing the provision for the results-based management incentive program.

        The increase in the tax rate in the third quarter of fiscal 2003, to 12.0% compared with 10.2% in the third quarter of the prior year, was a direct consequence of the significant decline in the U.S. exchange rate during the quarter, which generated an unrealized foreign exchange gain from revaluation of long-term debt denominated in U.S. currency within Gildan's Canadian legal entity. Although this gain was fully offset on a pre-tax basis by an exchange loss on the conversion of U.S. working capital held by foreign subsidiaries, a higher proportion of overall income taxes was reflected at the Canadian tax rate in the quarter. The Company expects that the tax rate will revert to a rate that is in line with the recent downward trend, once the value of the U.S. dollar stabilizes.

        Net earnings for the first nine months of fiscal 2003 were a record $57.5 million or $1.94 per diluted share, up respectively 22.6% and 21.3% from $46.9 million or $1.60 per diluted share in the first nine months of last year. Diluted EPS for the first nine months of the current year include a $0.04 charge in the second quarter for the closure of Gildan's Montreal sewing plant.

        In U.S. dollars, net earnings for the first nine months after the special charge amounted to U.S. $38.9 million, or U.S. $1.31 per diluted share, up respectively 30.7% and 28.4% from the first nine months of fiscal 2002.

        The Company continues to be comfortable with its previously announced EPS range for the full 2003 fiscal year of $2.70 — $2.80 per diluted share, after reflecting the impact of the special charge for the sewing plant closure. If the value of the U.S. dollar remains at the current level, the company expects the full year EPS to be at the higher end of this range.

        In the third quarter, the Company generated $41.4 million of free cash flow, defined as cash flows from operating activities less cash used in investing activities. Included in investing activities for the quarter were capital expenditures amounting to $13.6 million. The Company ended the third quarter with surplus cash reserves of $68.5 million.

        We are pleased to have achieved an all-time record performance for quarterly earnings and EPS. We have been able to fully offset the significant impact of the U.S. currency decline by surpassing our targets for manufacturing efficiencies and by exceeding our unit sales growth forecast, in spite of low inventories and capacity constraints. We continue to be excited about the progress and potential of our Rio Nance integrated textile facility, which will provide additional production capacity as well as allow us to significantly further drive down our cost structure, and position us to achieve our sales and EPS growth objectives in 2004.

        As of July 31, 2003 there were 23,330,234 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 1,011,368 options outstanding.

        In keeping with Gildan's ongoing commitment to first-class Corporate governance, Mr. Robert M. Baylis has been appointed effective immediately as Lead Director of the Company's Board of Directors. In this capacity, his responsibilities will include chairing a quarterly private executive session of the six independent Board Members. Mr. Baylis has been a member of Gildan's Board of Directors since 1999. An experienced Corporate Director, Mr. Baylis also sits on the Board of four U.S. public companies as well as various charitable institutions. Prior to becoming a professional director, Mr. Baylis served as Chairman and CEO of Credit Suisse First Boston (Asia).

        On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their continued confidence and support.

H. Greg Chamandy
Chairman of the Board and
Chief Executive Officer

GILDAN ACTIVEWEAR INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

	July 6, 2003	September 29, 2002	June 30, 2002
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$68,507	$70,905	$24,580
Accounts receivable	101,678	87,746	104,513
Inventories	125,876	112,971	138,082
Prepaid expenses and deposits	5,985	3,657	5,317
Future income taxes	4,155	5,028	6,095

	306,201	280,307	278,587
Fixed assets	235,740	209,247	190,626
Other assets	4,776	7,085	4,763

Total assets	$546,717	$496,639	$473,976

Current liabilities:
Accounts payable and accrued liabilities	$82,938	$82,168	$79,499
Income taxes payable	5,429	3,063	4,445
Current portion of long-term debt	27,347	6,249	6,807

	115,714	91,480	90,751
Long-term debt	74,661	114,866	116,234
Future income taxes	23,889	20,385	18,129
Shareholders' equity:
Share capital (note 3)	109,962	104,925	103,444
Contributed surplus	323	323	323
Retained earnings	222,168	164,660	145,095

	332,453	269,908	248,862

Total liabilities and shareholders' equity	$546,717	$496,639	$473,976

See accompanying notes to interim consolidated financial statements.

GILDAN ACTIVEWEAR INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share data)

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$204,047	$195,725	$479,375	$440,739
Cost of sales	141,368	137,455	335,429	316,988

Gross margin	62,679	58,270	143,946	123,751
Selling, general and administrative expenses	18,825	19,572	55,336	48,421

Earnings before interest, income taxes, depreciation and amortization	43,854	38,698	88,610	75,330
Depreciation and amortization	5,871	4,604	17,028	12,696
Interest expense	2,471	3,234	7,357	10,378

Earnings before income taxes	35,512	30,860	64,225	52,256
Income taxes	4,260	3,137	6,717	5,330

Net earnings	$31,252	$27,723	$57,508	$46,926

Basic EPS (note 4)	$1.06	$0.97	$1.97	$1.65
Diluted EPS (note 4)	$1.05	$0.94	$1.94	$1.60

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Retained earnings, beginning of the period	$190,916	$117,372	$164,660	$98,169
Net earnings	31,252	27,723	57,508	46,926

Retained earnings, end of the period	$222,168	$145,095	$222,168	$145,095

See accompanying notes to interim consolidated financial statements.

GILDAN ACTIVEWEAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	$33,648	$—	$70,905	$—
Cash flows from operating activities:
Net earnings	31,252	27,723	57,508	46,926
Adjustments for:
Depreciation and amortization	5,871	4,604	17,028	12,696
Future income taxes	1,586	1,812	4,445	1,586
Other	515	2,138	1,330	1,986

	39,224	36,277	80,311	63,194
Net changes in non-cash working capital balances:
Accounts receivable	(7,711)	8,115	(27,523)	19,265
Inventories	16,968	41,363	(12,906)	40,269
Prepaid expenses and deposits	522	16	(2,444)	(1,080)
Accounts payable and accrued liabilities	1,261	602	13,764	(18,042)
Income taxes payable	4,589	1,106	2,431	2,742

	54,853	87,479	53,633	106,348
Cash flows from financing activities:
Decrease in revolving bank loan	—	(42,562)	—	(35,083)
Repayment of capital leases and other long term debt	(1,575)	(864)	(4,842)	(3,617)
Increase in unsecured debt	—	2,515	151	2,515
Proceeds from the issuance of shares	1,490	1,243	5,037	3,082

	(85)	(39,668)	346	(33,103)
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(13,562)	(22,960)	(46,117)	(47,770)
Decrease (increase) in other assets	105	542	345	(82)

	(13,457)	(22,418)	(45,772)	(47,852)
Effect of exchange rate changes on cash and cash equivalents	(6,452)	(813)	(10,605)	(813)

Cash and cash equivalents, end of period	$68,507	$24,580	$68,507	$24,580

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the period ended July 6, 2003)
(Tabular amounts in thousands, except per share data)

1.     Basis of presentation:

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

        The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as described in note 1 of its audited financial statements in the Company's annual report for the year ended September 29, 2002.

        Certain prior year amounts have been reclassified to conform to the current fiscal year presentation. These reclassifications had no impact on previously reported results of operations, financial position, cash flow or shareholders' equity.

        The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the third quarter ended July 6, 2003 are not necessarily indicative of the results to be expected for the full year.

        All amounts in the attached notes are unaudited unless specifically identified.

2.     Significant accounting policies:

a)
Stock-based compensation:

        Effective September 30, 2002, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after adoption of the standard be accounted for using the fair value method. The Company presently does not have any such awards which must be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when stock options are issued to employees.

        The Company has employee share purchase plans and a stock option plan. No compensation expense is recognized under the stock-based compensation plans. The stock options are granted at an exercise price equal to the market value of the common shares at the date of grant. Any consideration paid by employees on exercise of the stock options or purchase of stock is credited to share capital.

        The following outlines the impact and assumptions used if the compensation cost for the Company's employee share purchase and stock option plans was determined under the fair value based method of accounting for awards granted in fiscal 2003. The pro forma disclosure omits the effect of awards granted before September 30, 2002.

	July 6, 2003
	Three months ended	Nine months ended
Net earnings, as reported	$31,252	$57,508
Pro forma net earnings	$31,153	$57,278
Pro forma earnings per share:
Basic	$1.06	$1.96
Diluted	$1.05	$1.93
Assumptions used in the Black Scholes option pricing model:
Expected option life (years)	3	3
Risk-free interest rate	3.55%	3.72%
Expected stock price volatility	33.80%	36.09%
Dividend yield	0	0
Number of options granted	20,000	121,206
Weighted average fair value of options granted	$11.13	$10.65
b)
Guarantees:

        In accordance with CICA Accounting Guideline 14, Disclosure of Guarantees, significant guarantees that have been provided to third parties are the following:

Standby letters of credit and surety bonds

        The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at July 6, 2003, the maximum potential liability under these guarantees was $12.5 million of which $11.0 million was surety bonds and $1.5 million was for standby letters of credit.

        As at July 6, 2003, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2004 and the surety bonds are automatically renewed on an annual basis.

3.     Share capital:

	July 6, 2003		September 29, 2002		June 30, 2002
	Shares	$	Shares	$	Shares	$
	(audited)
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinated voting shares, participating, one vote per share
Class B multiple voting shares, participating, eight votes per share

Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of period	22,827	$99,842	22,096	$95,278	22,095	$95,279
Shares issued under employee share purchase plan	4	125	8	182	7	143
Shares issued pursuant to exercise of stock options	499	4,912	723	4,382	525	2,939

Total outstanding, end of period	23,330	104,879	22,827	99,842	22,627	98,361
Class B multiple voting shares	6,094	5,083	6,094	5,083	6,094	5,083

	29,424	$109,962	28,921	$104,925	28,721	$103,444

        On December 5, 2002, the Board of Directors approved a stock repurchase program authorizing the Company to purchase up to a maximum of 200,000 of the Company's Class A subordinate voting shares in the open market commencing December 20, 2002 and ending December 19, 2003. As at July 6, 2003 no shares have been repurchased under this plan.

4.     Earnings per share:

        The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
Basic weighted average number of common shares outstanding	29,373	28,570	29,165	28,386

Basic earnings per share
Canadian $	$1.06	$0.97	$1.97	$1.65
U.S. $(a)	0.74	0.62	1.33	1.05

Basic weighted average number of common shares outstanding	29,373	28,570	29,165	28,386
Plus impact of stock options	395	940	535	916

Diluted weighted average number of common shares outstanding	29,768	29,510	29,700	29,302

Diluted earnings per share
Canadian $	$1.05	$0.94	$1.94	$1.60
U.S. $(a)	0.73	0.60	1.31	1.02

(a)
The U.S. dollar earnings per share are based on the Canadian GAAP results converted at the average exchange rate for the respective periods.

5.     Financial instruments:

        The following table summarizes the Company's commitments to buy and sell foreign currencies as at July 6, 2003 and June 30, 2002:

	Notional amount	Exchange rate	Maturity	Notional Canadian equivalent
2003:
Buy contracts:
Foreign exchange contracts	Euro 606	1.5756	July-August 2003	$955
Sell contracts:
Foreign exchange contracts	US$29,590	1.4619	July-August 2003	$43,258
	Euro 4,889	1.4339	July-November 2003	$7,010
2002:
Buy contracts:
Foreign exchange contracts	US$19,000	1.5116	July 2002	$28,720
	Euro 2,550	1.4832	July 2002	$3,782

6.     Segmented information:

        The Company manufactures and sells activewear apparel, specifically T-Shirts, fleece products and placket collar sport shirts. The products are sold as undecorated "blanks", primarily to wholesale distributors, and are ultimately decorated with logos by screenprinters and embroiders.

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
Individual customers accounting for greater than 10% of total sales are as follows:
Company A	12.9%	12.0%	13.9%	11.0%
Company B	15.1%	13.8%	13.2%	15.0%
Sales were derived from customers located in the following geographic areas:
International	$186,551	$173,214	$435,772	$391,545
Canada	17,496	22,511	43,603	49,194

	$204,047	$195,725	$479,375	$440,739

        Fixed assets by geographic areas are as follows:

	July 6, 2003	September 29, 2002	June 30, 2002
	(audited)
Canada	$131,843	$123,724	$114,766
Caribbean basin, Central America and Mexico	79,506	60,691	50,680
United States	24,391	24,832	25,180

	$235,740	$209,247	$190,626

7.     Other information:

(a)
The following items were included in the determination of the Company's net earnings:

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
Depreciation of fixed assets	$5,666	$3,687	$16,227	$10,771
Interest expense on long-term debt	2,597	2,822	7,672	8,611
Foreign exchange loss	702	876	1,214	1,783
Amortization of deferred charges	205	917	801	1,925

        Included in cost of sales for the nine months ended July 6, 2003, is a charge of $1.5 million related to the closure of the Canadian sewing facility which was announced on March 27, 2003. These costs consist mainly of severance costs and write-off of machinery and equipment. As at July 6, 2003, $0.4 million have been included in accounts payable and accrued liabilities on the consolidated balance sheets.

(b)
Supplemental cash flow disclosure:

Cash paid during the period for:
Interest	$2,343	$3,191	$7,434	$10,544
Income taxes	97	440	993	1,611
	July 6, 2003	September 29, 2002	June 30, 2002
	(audited)
Non-cash transactions:
Additions of fixed assets included in accounts payable	$3,327	$6,471	$1,470

Cash and cash equivalents consists of:
Cash balances with banks	$47,319	$45,700	$24,580
Short-term investments	$21,188	$25,205	$—

	$68,507	$70,905	$24,580

Quarterly Report to Shareholders
Third quarter ended July 6, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL POSITION AND OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the nine months ended July 6, 2003, with Management's Discussion and Analysis of the Financial Position and Results of Operations ("MD&A") in the fiscal 2002 Annual Report, including the section on risks and uncertainties and with the notes to the unaudited consolidated financial statements for the third quarter of fiscal year 2003. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). The Company's financial results are reconciled to US GAAP at the end of its fiscal year in its Annual Report.

        All dollar amounts are in Canadian dollars unless otherwise indicated.

Results of Operations

        The third quarter of the 2003 fiscal year comprised 14 weeks instead of the normal 13 weeks for a fiscal quarter, as had been reflected in the Company's forecast and guidance for the year. The inclusion of an extra week is required in every sixth fiscal year due to the Company's floating year-end date. It is included in the third quarter, which is seasonally the largest sales quarter in the year. Management estimates that the impact of including the extra week in the third quarter of fiscal 2003 was to add approximately $0.06 to diluted EPS for the quarter.

Sales

        Sales for the three months ended July 6, 2003, were $204.0 million, up 4.2% from $195.7 million for the three months ended June 30, 2002. The higher sales were due to a 14.0% increase in unit shipments largely offset by the impact of the lower-valued U.S. dollar and lower selling prices. Sales for the nine months ended July 6, 2003 were $479.4 million compared to $440.7 million for the nine months ended June 30, 2002, representing an increase of 8.8%. The increase in sales for the nine-month period was due to an 18.6% increase in unit sales and a higher-valued product mix, partially offset by lower selling prices for T-shirts and a weaker U.S. dollar.

        For the third quarter ended July 6, 2003, the distributor market in the United States1 for T-shirts was up 11.6% compared to the corresponding quarter of the prior year, while the fleece market was down 1.8% and the market for sport shirts was down 13.1%. Gildan T-shirts sold by U.S. distributors grew 13.7%, while sales of Gildan sport shirts and fleece products increased by 22.2% and 7.3% respectively. Gildan maintained its leadership position in the United States overall T-shirt market with a 28.0% market share, in spite of capacity constraints pending the full ramp-up of its new textile facility. Gildan continued to achieve significant penetration in the sport shirt segment, where its share increased to 19.5% from 13.8% in the third quarter of last year. Also, Gildan's share in the fleece category increased to 12.1%, compared with 11.2% a year ago.

1
Source: S.T.A.R.S. Report, ACNielsen Market Decisions

        Gildan continued to grow its business in Europe, where its sales increased by 16.5% compared to the third quarter of fiscal 2002. The Canadian market declined slightly due to the impact of SARS on the tourism industry.

1

Gross Margin

        For the third quarter, gross margins were 30.7% compared to 29.8% in the same quarter of last year. Gross margins for the nine months ended July 6, 2003 were $143.9 million or 30.0% compared to $123.8 million or 28.1% for the same period of fiscal 2002. The increase in gross margins was due to the impact of manufacturing efficiencies realized through recent capacity investments, in particular Gildan's integrated textile manufacturing facility at Rio Nance, Honduras, together with lower freight and duty expenses, favourable product mix and lower raw material costs. These cost reductions were largely offset by lower selling prices, and by the impact of the weaker U.S. dollar. The Company continued to pursue its strategy of using its manufacturing efficiencies to reduce selling prices and drive increased market share.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $18.8 million or 9.2% of sales for the third quarter of fiscal 2003 compared to $19.6 million or 10.0% of sales in the third quarter of fiscal 2002. For the nine-month period ended July 6, 2003 selling, general and administrative expenses were $55.3 million or 11.5% of sales compared to $48.4 million or 11.0% of sales in the same period of fiscal 2002. The reduction in selling, general and administrative expenses in the third quarter of fiscal 2003 was due to the timing of accruing the provision for the results-based management incentive program, compared with the past year.

Depreciation and Interest Expenses

        Depreciation and amortization expense was $5.9 million in the third quarter of fiscal 2003 compared to $4.6 million in the third quarter of fiscal 2002. Year-to-date, depreciation and amortization expense was $17.0 million in fiscal 2003 compared to $12.7 million in fiscal 2002. The increase is the result of the Company's continued investment in capital expenditures to provide for long-term sales growth.

        Interest expense decreased to $2.5 million in the third quarter of fiscal 2003 from $3.2 million in the third quarter of fiscal 2002. For the nine-month period, interest expense was $7.4 million in fiscal 2003 compared to $10.4 million in fiscal 2002. The decrease is the result of overall lower borrowing levels as the Company had generated significant free cash flow2 in the second half of fiscal 2002.

2
Cash flows from operating activities less cash used in investing activities

Income Taxes

        The income tax rate for the third quarter of 2003 was 12.0%, compared to 10.2% for the third quarter of prior year. This increase was a direct consequence of the significant decline in the U.S. exchange rate during the quarter, which generated an unrealized foreign exchange gain from revaluation of long-term debt denominated in U.S. dollar within Gildan's Canadian legal entity. Although this gain was fully offset on a pre-tax basis by an exchange loss on conversion of U.S. working capital held by foreign subsidiaries, a higher proportion of overall income taxes was reflected at the Canadian tax rate in the quarter. The Company expects that the tax rate will revert to a rate that is in line with the recent downward trend, in the order of 7% — 8% if the value of the U.S. dollar stabilizes at its current level.

Earnings

        Net earnings were $31.3 million or $1.05 per diluted share in the third quarter of fiscal 2003, up respectively 13.0% and 11.7% from $27.7 million or $0.94 per diluted share in the third quarter of fiscal 2002. The increase in net earnings was due to increased unit sales and higher gross margins, together with reduced selling, general and administrative expenses and interest expense. The positive impact of these factors was largely offset by the lower selling prices and the weaker U.S. dollar, as well as higher depreciation as a result of the Company's major capital investment projects and a temporary increase in the effective tax rate in the third quarter. The negative impact of lower U.S. dollar on the Canadian dollar EPS for the quarter is estimated at approximately $0.35 per share. In U.S. dollars, net earnings for the third quarter amounted to U.S.$21.8 million, or U.S.$ 0.73 per diluted share, up respectively 23.2% and 21.7% from the third quarter of fiscal 2002.

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        For the nine-month period ended July 6, 2003, net earnings were $57.5 million or $1.94 per diluted share up respectively 22.6% and 21.3% from $46.9 million or $1.60 per diluted share in the same period of last year. Diluted EPS for the first nine months of the current year include a $0.04 charge in the second quarter for the closure of the Montreal sewing plant.

Balance Sheet

        As at July 6, 2003, accounts receivable totaled $101.7 million compared to $87.7 million at September 29, 2002 and $104.5 million in the third quarter of the prior year. The reduction in accounts receivable from the third quarter of fiscal 2002 is due to a reduction in days' sales outstanding on trade accounts receivable from 46 days to 43 days in the current quarter. The increase in receivables compared with September 29, 2002 was due to increased sales levels.

        Inventory levels have been reduced by $12.2 million compared to $138.1 million as at June 30, 2002. The reduction is due to faster inventory turns. Inventory levels have increased by $12.9 million from $113.0 million at September 29, 2002 due to seasonnality. The Company expects to have sufficient inventory and manufacturing capacity to support its projected sales growth for the balance of the fiscal year.

        Net capital expenditures in the third quarter of fiscal 2003 amounted to $13.6 million, primarily for the Rio Nance project. The scope of this project has been expanded to further increase its maximum production capacity and to allow for a higher proportion of colours than originally planned. For the nine-month period of fiscal 2003, the Company purchased $46.1 million of fixed assets, net of disposals, and it is anticipated that net capital expenditures for the full year will be approximately $60 million.

        Total assets were $546.7 million at July 6, 2003 compared to $496.6 million at September 29, 2002 and $474.0 million at June 30, 2002. Working capital was $190.5 million at the end of the third quarter of fiscal 2003 compared to $188.8 million at September 29, 2002 and $187.8 million at June 30, 2002.

Financing and Capital Resources

        For the quarter ended July 6, 2003, cash flow from operating activities, including changes in non-cash working capital, was $54.9 million compared with $87.5 million during the same period last year. Year-to-date, cash flow from operating activities was $53.6 million compared with $106.3 million during the same period last year. The higher cash flow in the prior year reflected significant improvements in days' sales outstanding in receivables and in inventory turnover, from a high base in fiscal 2001. The Company ended the third quarter of fiscal 2003 with surplus cash reserves of $68.5 million.

        Total indebtedness at July 6, 2003 amounted to $102.0 million compared to $121.1 million at September 29, 2002 and $123.0 million at June 30, 2002. At the end of the third quarter, none of the Company's $150.0 million revolving bank facility was utilized and the net debt to total capitalization ratio was 0.09:1.00. The Company expects to end the year in a very strong capital situation and with excellent liquidity to start to repay its U.S. denominated senior notes in June 2004.

Outlook

        Based on its current assessment of its business outlook and market conditions, the Company is maintaining its previously communicated forecast of diluted earnings per share to be in the range of $2.70 to $2.80, after reflecting the impact of the special charge for the Canadian sewing plant closure.

Business Risks

        In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. Risk areas include changes in international trade legislation, changes in cotton prices and currency fluctuations.

        For a more detailed discussion on potential business risks, readers should review the risks factors section of the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

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Forward-Looking Statements

        Certain statements included in this management discussion and analysis may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.

        Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

        We believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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SIGNATURES
EXHIBIT
EXHIBIT 1
GILDAN ACTIVEWEAR INC. CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)
GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except per share data)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (In thousands of Canadian dollars)
GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (For the period ended July 6, 2003) (Tabular amounts in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS